

December 1, 2020

Nima M. Farzan
President and Chief Executive Officer
Kinnate Biopharma Inc.
11875 El Camino Real, Suite 101
San Diego, California 92130

   Re: Kinnate Biopharma Inc.
      Amendment No. 1 to
      Registration Statement on Form S-1
      Filed November 30, 2020
      File No. 333-250086

Dear Ms. Farzan:

   We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 82

1.   We reissue comment 2. Revise to state how much of the proceeds of the offer will be used to "initiate and complete [y]our planned Phase 1 clinical trial of KIN002787," how much will be used to "initiate [y]our planned Phase 1 clinical trial of KIN003," what additional funds will be needed to complete the Phase 1 trial of KIN003, and what portion of the proceeds will go to other RAF product candidates, other FGFR product candidates, and other uses.

Nima M. Farzan
Kinnate Biopharma Inc.
December 1, 2020
Page 2

You may contact Julie Sherman at (202) 551-3640 or Angela Connell at (202) 551-3426 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:	Tony Jeffries, Esq.